8685 Northwest 53rd Terrace
Miami, Florida 33166

August 17, 2010

Ms. Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Benihana Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 5, 2010
File No. 0-26396

Dear Ms. Kim:

This letter is in response to comments of the Staff regarding the above-referenced filing, provided in your letter to me dated August 13, 2010.

Set forth below are the responses of Benihana Inc. (the “Company”) to the comments in your letter.  The numbering of the responses corresponds to the numbering set forth in your letter.

Schedule 14A

1.      The EDGAR header tag used to identify the preliminary proxy statement is incorrect. The filing persons have filed a preliminary proxy statement with the intention of soliciting in opposition to the election of the directors nominated by the Coliseum Capital Group and the BOT Group. The correct EDGAR header tag is PREC14A, not PRE14A. Please confirm the next amended proxy statement filing will bear the correct EDGAR header tag PREC14A.

This is to confirm that the Company’s amended preliminary proxy statement filing will bear the EDGAR header tag PREC14A.

2.      Please revise to state that the proxy statement and form of proxy are “preliminary copies.” Refer to Rule 14a-6(e)(1).

This is to confirm that the Company’s amended preliminary proxy statement will clearly indicate that the proxy statement and form of proxy are “preliminary copies” in accordance with Rule 14a-6(e)(1).

Ms. Peggy Kim
August 17, 2010

3.      Please revise to include a background discussion of the contacts between each of the Coliseum Capital Group and the BOT Group and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by each of the Coliseum Capital Group and the BOT Group and the material details of any discussions or correspondence.

The Company’s amended preliminary proxy statement will include a background discussion of the contacts between the Company and each of the Coliseum Capital Group and the BOT Group during the time period leading up to the current solicitation.  This discussion will include a description of how the Company responded to contacts by each of the Coliseum Capital Group and the BOT Group and the material details of such discussions and correspondence.

Who pays the expenses of this proxy statement, page 2

4.      We note that proxies may be solicited by telephone, mail, and in person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

This is to confirm the Company’s understanding that all written soliciting materials must be filed under the cover of Schedule 14A and the Company undertakes to do so.

Proposal 1—Election of Directors, page 7

5.      We note that there are currently three Class A Stock directors, including Mr. Dornbush. Please identify the other two Class A Stock directors.

The Company’s three current Class A Stock directors are Joseph J. West, a Class I Director, John E. Abdo, a Class II Director, and Darwin C. Dornbush, a Class III Director.  The Company will identify these individuals and provide additional information to reflect recent events in its amended preliminary proxy statement.

6.      We note that you reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether you are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The advance notice provisions of the Company’s bylaws apply to stockholder nominations and proposals and do not limit the Board’s ability to nominate director candidates at, or bring business before, any meeting of the Company’s stockholders.  The Board is not required to identify or nominate substitute nominees in order to comply with the advance notice provisions of the Company’s bylaws and does not believe that revised disclosure with respect to this matter is necessary.

Ms. Peggy Kim
August 17, 2010

This is to confirm that, if the Board lawfully nominates substitute nominees before the annual meeting, the Company will (provided such nomination occurs a sufficient time in advance of the annual meeting) file an amended proxy statement that identifies the substitute nominees, discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

7.      We note that both Messrs. Stockinger and Jaffe have experience as independent consultants. Please revise to describe the type of consulting services that each provides or has provided in the past.

The Company confirms that its amended preliminary proxy statement will include a description of the type of consulting services that each of Mr. Stockinger and Mr. Jaffe provides or has provided in the past in each of their biographies.

8.      Please revise to include the age of Mr. Dornbush, as you have done for the other directors. Refer to Item 401(a) of Regulation S-K and corresponding Item 7(b) of Schedule 14A.

Mr. Dornbush’s age was inadvertently omitted from the preliminary proxy statement.  The Company notes that as a result of recent events, Mr. Dornbush will no longer be included as a director nominee.  In his place, the Company will nominate Adam L. Gray as the Class A Stock director nominee.  All required disclosures regarding Mr. Gray and his nomination will be included in the Company’s amended preliminary proxy statement.

Other Matters, page 13

9.      We note that you have specifically named the BOT Group’s nominees and the Coliseum Capital Group’s nominees in your proxy statement. Please revise to state whether each of the BOT Group and Coliseum Capital Group nominees have consented to being named in your proxy statement or revise to omit their specific names. Refer to Rule 14a-4(d)(4).

The Company acknowledges the Staff’s comment.  The Company will omit the specific names of the BOT Group’s nominees from the Company’s amended preliminary proxy solicitation.  As described above, the Coliseum Capital Group’s nominee, Adam L. Gray, has been nominated by the Board for election at the annual meeting, and Mr. Gray has consented to being named in the Company’s amended preliminary proxy statement as a director nominee.

Ms. Peggy Kim
August 17, 2010

Proxy Card

10.      Please revise to include a heading and number for each proposal, as disclosed in the proxy statement, followed by the boxes which security holders may check to specify their choice. Refer to Rule 14a-4(b)(1).

11.      Please revise to more specifically state how security holders may withhold authority to vote for each nominee. Refer to Rule 14a-4(b)(2). For example, revise to state whether security holders must write the name of the nominee in order to withhold authority and designate the blank space by including a line on which they may write the name.

12.      Please revise the heading of each proxy card so that security holders understand which card to submit.

The Company confirms that the form of proxy card to be included will comply with each of the requirements set forth in comments 10-12 of your letter.

In connection with this response to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have.  If you have any questions or require any additional information, please feel free to contact me at 305-702-2886.

Thank you for your assistance.

Sincerely,

/s/ Richard C. Stockinger
Richard C. Stockinger
President and Chief Executive Officer